Exhibit 8.1

List of Significant Subsidiaries of United Microelectronics Corporation

Company	Jurisdiction of Incorporation	Percentage of Ownership as of December 31, 2006
UMC Group (USA)	California, USA	100.00%
United Microelectronics (Europe) B.V.	The Netherlands	100.00%
UMC Capital Corporation	Cayman Islands	100.00%
United Microelectronics Corp. (Samoa)	Samoa	100.00%
TLC Capital Co., Ltd	Taiwan, ROC	100.00%
UMCi Ltd.	Singapore	100.00%
Fortune Venture Capital Corporation	Taiwan, ROC	99.99%
United Microdisplay Optronics Corp. (1)	Taiwan, ROC	81.76%
UMC Japan	Japan	50.09%
Unitruth Investment Corp.	Taiwan, ROC	100.00%
UMC Capital (USA)	California, USA	100.00%
ECP VITA Ltd.	British Virgin Islands	100.00%

(1)	Thintek Optronics Corp., a subsidiary of our company prior to October 1, 2006 was merged into United Microdisplay Optronics Corp. on that date.